UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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1(a) NAME OF ISSUER (Please type or print)

Rofin-Sinar Technologies Inc.
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1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
     38-3306461                        |    000-21377
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1(d) ADDRESS OF ISSUER              STREET

40984 Concept Drive
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1(d)      CITY                       STATE                  ZIP CODE

          Plymouth                 Michigan                   48170
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
     734                 | 416-0206
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Stephen D. Fantone
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

                                           Director
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2(d) ADDRESS                        STREET

107 Audubon Road, Bldg 3
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2(d)      CITY                       STATE                  ZIP CODE

         Wakefield                     MA                    01880
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INSTRUCTION: The person filing this notice should contact the issuer to obtainthe I.R.S. Identification Number and the SEC File Number.

                                    SEC USE
3(a)           (b)                  ONLY     (c)           (d)          (e)                (f)            (g)
Title of the   Name & Address of    Broker-  Number of     Aggregate    Number of Shares   Approximate    Name of Each
Class of       Each Broker Through  Dealer   Shares or     Market       or Other Units     Date of Sale   Securities
Securities     Whom the Securities  File     Other Units   Value        Outstanding       (See instr.     Exchange
to be Sold     are to be Offered    Number   to be Sold   (See instr.   (See instr. 3(e))  3(f))          (See instr.
               or Each Market                (See isntr.   3(d)                           (MO. DAY YR.)   3(g))
               Maker who is                  3(c))
               Aquiring the
               Securities
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
Common           UBS Financial                     5,000        135,250      32,528,300         2/26/13      NASDAQ
Stock           Services
                8 Essex Center Drive
                Peabody, MA 01960
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code
2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code
3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold






                               TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of     Nature of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Payment
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
Common      10/01/08   Directors Stock Grant      Issuer                      1,000                N/A        N/A
Common      10/01/09   Directors Stock Grant      Issuer                      1,000                N/A        N/A
Common      10/01/10   Directors Stock Grant      Issuer                      3,000                N/A        N/A

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.






              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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
None

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




REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.


   2/25/2013                                     /s/ Stephen Fantone
-----------------------------------     ----------------------------------
      (DATE OF NOTICE)                             (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).